Exhibit 99.1

Media Relations	Investor Relations
Paula Andrea Escobar	Jesús Ortiz
+57 (1) 603-9079	+57 (1) 603-9051
paulaandrea.escobar@cemex.com	jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

THIRD QUARTER 2017 RESULTS

•	Despite the lackluster demand for our products in Colombia, our cement prices bottomed out in July after almost a year of declines. Our cement prices in local-currency as of September were 2% higher than they were in June, as we continued with our Value Before Volume strategy in the country.

•	Despite a decrease of US$43 million and US$101 million in EBITDA during the third quarter and first nine months of the year, our Free Cash Flow after total Capex only declined US$6 million and US$27 million, respectively, mostly because of lower strategic Capex, disciplined management of working capital, and lower financial expenses.

•	We reached our lowest level of working capital investment during a third quarter, with minus 7 average working capital days. During this period our working capital investment remained in negative territory for sixth consecutive quarter.

BOGOTA, COLOMBIA. OCTOBER 26, 2017 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$312 million during the third quarter of 2017, decreasing by 8%, in contrast with the same period of 2016. During the first nine months of the year consolidated net sales reached US$954 million, declining by 6% compared to those of the same period of 2016. These declines are mostly explained by lower cement volumes and prices in Colombia. As a result, operating EBITDA declined by 38% and 30% during the third quarter and the first nine months of 2017, respectively, compared to the same periods of 2016.

During the third quarter of 2017, our consolidated domestic gray cement, ready-mix and aggregates volumes were negatively affected by unusually rainy weather in Central America and weaker demand conditions in Colombia and decreased by 1%, 9% and 9%, respectively, compared to those of the third quarter of 2016. During the quarter our daily cement dispatches increased in Costa Rica, Nicaragua and El Salvador.

Jaime Muguiro, CEO of CLH, said, “Despite the significant efforts to manage the variables under our control, our results continued to be negatively affected by lackluster demand and intense competitive dynamics in Colombia, and by adverse weather conditions in our operations in Central America. However, after almost a year of declines in our cement prices in Colombia, we might have reached an inflection point. As of September, our cement prices were 2% higher than they were in June of this year”

CLH’s Financial and Operational Highlights

•	Our EBITDA was negatively affected as our cement prices in Colombia declined by 22% and 21%, in local-currency terms, during the third quarter and first nine months of the year, respectively, compared to those of the same periods in 2016.

•	We might have reached an inflection point in our cement prices in Colombia. Although our cement prices declined in 3Q17, on a year-over-year and sequential basis, as of September they were 2% higher than in June of this year.

•	For ninth consecutive quarter our cement volumes increased in our Rest of CLH region, on a year over year basis.

•	Daily cement dispatches grew in Costa Rica for the second consecutive quarter, on a year over year basis.

•	For sixth consecutive quarter, during the July-September period, our working capital investment remained in negative territory.

•	Our Financial Expenses decreased by US$5 million during the quarter, versus those of 3Q16, mainly as a consequence of the refinancing agreement signed earlier this year.

•	During the quarter our Total Debt was reduced by US$14 million, on a sequential basis.

Jaime Muguiro added, “Despite the headwinds we have faced in recent quarters in our operations, I am optimistic about the recent and encouraging developments with regards to our prices in Colombia, and our volumes in Costa Rica, which should allow us to continue with our Value Before Volume strategy in these countries, and which should impact positively our results in the upcoming quarters”

Consolidated Corporate Results

During the third quarter of the year, controlling interest net income reached US$28 million decreasing 34% compared to that of the third quarter of 2016.

Net debt was reduced during the third quarter of 2017 to US$881 million.

Geographical Markets Third Quarter 2017 Highlights

Operating EBITDA in Colombia decreased by 63% to US$22 million, versus US$60 million in the third quarter of 2016, with a decline of 18% in net sales reaching US$142 million.

In Panama, operating EBITDA decreased by 8% to US$30 million during the quarter. Net sales reached US$71 million in the third quarter of 2017, an increase of 1% compared to those in the same period of 2016.

In Costa Rica, operating EBITDA reached US$13 million during the quarter, decreasing by 6% on a year-over-year basis. Net sales declined by 2% to US$37 million, compared to those of the third quarter of 2016.

In the Rest of CLH operating EBITDA declined by 8% to US$19 million during the quarter. Net sales reached US$67 million in the third quarter of 2017, an increase of 5% compared to those of the same period in 2016.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers in the markets where we operate.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.